SHAMROCK CAPITAL ADVISORS, INC.
4444 Lakeside Drive
Burbank, California 91505
BY FAX (720) 864-7001 and FEDERAL EXPRESS
October 3, 2005
Mr. Stephen O. James
Lead Director
Intrado Inc.
1601 Dry Creek Drive
Longmont, CO 80503
Dear Stephen:
     We are disappointed with your response to our letter of August 31, 2005. It is clear that you and the Board are unwilling to adopt ideas that we believe have both broad shareholder support and that will create additional shareholder value.
     While the CEO and CFO did not choose to meet with us during their late September meetings with other shareholders, we are aware of the key messages disclosed during those private meetings. You mentioned the “letter as well as the spirit of” disclosure obligations in your letter of September 15, 2005. We believe it is inappropriate for the Company to disclose possible material information to selected stockholders or potential stockholders.
     More specifically, we understand that management has indicated in those meetings that the Company will spend approximately $24 million over the next several years in both hardware and capitalized software. This represents a significant reduction from the $50 million amount disclosed by management on the August 9, 2005 conference call. As you know, capital allocation represents a primary concern among shareholders, and we consider a 50% reduction in planned expenditures material. We urge you and the Board to investigate this matter as soon as practicable, and communicate fairly with all shareholders.
     We acknowledge that the Board has put forward a proposal to declassify its Board at the 2006 annual meeting. Given that the Board, by a majority vote, can immediately declassify itself, we consider the announcement a half-measure undertaken by the Board solely to create the appearance that it is committed to addressing governance issues at the Company. We are not satisfied and we urge the Board to take immediate action to declassify. It is the right thing to do, and it should be done now.
     It has also come to our attention that the CEO has entered into a variable prepaid forward contract (“VPF”) for a substantial portion of his Intrado shareholding. We are concerned that the CEO’s personal financial arrangements, may, in part, be the reason for the Board’s delay in implementing an annual return-on-invested capital performance metric as part of the Company’s long-term incentive plan. The CEO’s VPF expires in March 2006 and the Board remains unwilling to implement pay for performance metrics in 2006. The Company’s failure to explain the rationale for the delay in the measurement date raises a question about whether the plan design was unduly influenced by the CEO’s personal situation. This creates the appearance of potential impropriety and, accordingly, we urge you and the Board to investigate this matter and fully disclose your findings.
     We would like to work with you on the previous recommendations contained in our August letter and these additional serious matters. Unfortunately, it appears that the Company has chosen an unproductive and adversarial relationship with us.
     Unless you meet with us prior to October 17, 2005 and we make meaningful progress on the issues we have raised, we are prepared to pursue all avenues available to us, including but not limited to, aggressive pursuit of board representation and legal action against the management, the Board and the Company.
     We believe shareholders holding in excess of 35% of Intrado support our views. The objective is clear — Intrado ought to immediately adopt those ideas that the shareholders believe will protect and enhance shareholder value.
     We urge you and the Board to carefully consider the views of shareholders at this critical time. We believe your actions to date are not in the

Mr. Stephen O. James
October 3, 2005

best interests of the Company or its shareholders. A constructive dialogue with shareholders is far more preferable to a distracting and costly fight.
     We look forward to your prompt response.

Sincerely,
/s/ MICHAEL J. MCCONNELL
Michael J. McConnell

MJM/jg